AGREEMENT made effective as of the 2 nd day of October 1999 by and between COLORADO PRIME CORPORATION, 'hereinafter designated as the "Employer", and Local 210, Warehouse & Production Employees Union, AFL-CIO, CLC, hereinafter designated as the "Union".

IN CONSIDERATION of the promises and of the mutual and reciprocal promises herein made And obligations herein assumed, as more fully hereinafter set forth, the parties agree as follows:

FIRST: The Employer recognizes the Union as the sole collective bargaining agent for all employees in its employ, excluding executives, supervisors, office clerical personnel, and armed guards. Whenever the word "employees" is used in this Agreement, it shall be deemed to refer to all such employees, whether or not they are members of the Union. As a condition of continued employment, all employees shall become and remain members of the Union in good standing after they have completed thirty-one (31) days of probationary employment or thirty-one (31) days after the execution of this Agreement, whichever is later, provided, however, that no employee shall be removed from their employment under this paragraph so long as he/she continues to tender uniform dues and initiation fees to the Union after such thirty-one (31) day period. Any employee who fails to maintain their membership to the extent of not paying uniform dues and initiation fees after such thirty-one (31) day period shall be discharged by the Employer immediately upon notification from the Union in person or in writing.

SECOND: The Employer agrees that authorized representatives of the Union shall be permitted to enter the Employer's place of business at any time for the adjustment of disputes, grievances or any other matter that may require their presence.

THIRD: The work week of all employees, excluding drivers, shall consist of five
(5) days, Monday through Saturday, and no more than eight (8) hours per day and no more than forty (40) hours per week. Overtime beyond forty (40) hours in any week or for hours worked on the sixth (6 n ) day shall be compensated for at the rate of time and one-half the employee's regular hourly rate. Sunday shall be compensated for at the rate of double the employee's regular hourly rate. The work week for drivers shall consist of four (4) ten (1 0) hour days. Tuesday through Saturday, four (4) late starts per depot with four (4) days notice. All drivers hired after October 1, 1995, for first three years, guarantee 40 hours time-in/time-out. Overtime beyond forty (40) hours in any week or for hours worked on the fifth (5 th ) day shall be compensated for at the rate of time and one-half the driver's regular hourly rate.

FOURTH: The Employer shall deduct from the employee in payment of uniform membership dues and initiation fees and make such deductions from the first payroll in each month and transmit all such funds deducted no later than the 10th day of each month. All funds deducted from the employee's pay for the payment of such dues and initiation fees shall be held in trust by the Employer and shall be considered at all times the property of the Union and shall not be commingled with the Employer's funds, provided, however, that prior to making such deductions, the Employer has received from each employee on whose account such deductions are made a written assignment, which shall be irrevocable for not more than one (1) year or beyond the termination date of this Agreement, whichever occurs sooner, and which may contain a clause that such assignment be automatically renewed for additional periods of one (1) year, unless the employee shall terminate such assignment in writing within thirty
(30) days prior to the expiration date thereof.

FIFTH: No employee shall be discharged, suspended, laid off, or furloughed except for good and sufficient cause. In the event an employee is proven to have committed an act amounting to dishonesty or criminal negligence, the Employer may summarily discharge such employee. Layoffs shall be made in accordance with seniority where possible and recalls shall be made in accordance with seniority where possible.

SIXTH: Should any dispute arise concerning the application, interpretation, effect, purpose or breach of any terms or conditions of this Agreement: or in the event that there shall exist any claims, demand, dispute or controversy between the parties hereto, including but not limited to a demand or dispute arising out of a proposed addition, deletion or modification of this agreement, the parties hereto shall first attempt to settle and adjust such dispute, claim, demand or controversy by negotiation. In the event that the said dispute, claim, demand or controversy shall not be completely settled within then (10) days after it has risen, the parties agree to submit the question, including any damages that have been suffered, to arbitration in the following manner.

         The New York State Employment Relations Board, upon request of either party hereto, designate the Arbitrator who shall conduct a hearing in such a manner as he/she shall consider proper, and serve as sole arbitrator of the dispute between the parties. The Arbitrator shall have the right to conduct an ex part hearing in the event of the failure of either party to be present at the time and place designated for the arbitration, and shall have the power to render a decision on the testimony before him/her at such hearing the decision of the Arbitrator shall be final and binding upon both parties and may be entered as a final decree or judgment in the Supreme Court of the State of New York. The costs of arbitration, including the Arbitrator's fee, shall be borne equally by the Employer and the Union. It is the intent of the parties hereto that all disputes between them, both within and outside the Agreement, shall be submitted to arbitration and that no technical defense to prevent the holding of the arbitration shall be permitted.

SEVENTH: All employees covered by this Agreement shall receive vacation pay in accordance with the following schedule:

A.        Employees employed as of October 1, 1995.

Length of service                                    Vacation with Pay

One (1) year but less than ten (1 0) years-          Two (2) weeks.
Ten (1 0) years to seventeen(17) years               Three (3) weeks.
Seventeen years (17) or more-                        Four (4) weeks.



B. Employees employed after October 1, 1995.

Length of Service -                                    See Addendum II

One (1) year but less than three (3) years-          One (1) week.
Three (3) years but less than ten (1 0) years-       Two (2) weeks.
Ten (10) years to seventeen (17) years               Three (3) weeks.
Seventeen years or more-                             Four (4) weeks.

C. Following each employee's anniversary the employee is entitled to either one
(1) week, two (2) weeks, three (3) weeks or four (4) weeks vacation. The employees shall be notified by the Employer three (3) months in advance before closing for vacation

D. The first week in February the Employer shall post a notice for all those employees with a third and fourth week of vacation. Each employee, must put in writing by the first week in March their request for the third and fourth week he/she will request as their vacation. If more than one employee requests the same week seniority shall prevail.

EIGHTH: All employees shall receive pay for the legal holidays listed below, whether or not they are scheduled to work on such holiday. Work performed on such holiday shall be compensated for at time and one-half the employee's regular rate in addition to holiday pay:


New Year's Day             Labor Day
Washington's Birthday      Thanksgiving Day/
Memorial Day               Christmas Day
July 4 th

Employees must work the day before and the day after a holiday in order to be eligible for holiday pay, unless the employee has a legitimate documented excuse.

Additional days off which employees are entitled to are:

One Personal Day (no restrictions)
Employee's Birthday *
One Personal Day (after twelve (12) months employment)
Employee's anniversary (starting date) after five (5) years employment Day-After Thanksgiving-
All employees are to get one-half hour of extra break time with pay.
* Employees must give thirty (30) days notice of an upcoming Birthday

NINTH: All employees shall receive two (2) fifteen (15) minute rest periods with pay daily.
         All employees shall receive five (5) minutes wash-up time before lunch with pay daily.

TENTH:   This contract shall not take effect until it is approved and executed by an authorized officer of the Union. No term, condition or provision of this Agreement may be modified or changed, except in writing by both parties.

ELEVENTH: Should the Employer fail to meet promptly the financial obligations under the terms of this Agreement, or breach any term or condition thereof, the Union reserves the right to demand that the Employer post cash security or a bond in a reasonable sum, to assure the faithful performance of this Agreement.

TWELFTH: All good conditions, customs, and privileges enjoyed by the employees prior to the execution of this Agreement shall continue in full force and effect without suspension or interruption as though they were actually enumerated within.

THIRTEENTH: If the Employer moves or relocates the plant in Farmingdale to a location in Nassau, Suffolk or Queens counties, the Employer will offer employees on the payroll on the date of the move or relocation a job in the moved or relocated plant. The employee will have the choice of accepting the job or receiving severance pay in accordance with the March 26,1999 Severance Agreement. If the Employer moves or relocates its Farmingdale plant outside of Queens, Nassau, or Suffolk counties the plant employees will be entitled to severance pay pursuant to the March 26, 1999 Severance Agreement. The March 26, 1999 Severance Agreement Benefits will be extended to the employer's depot drivers, if the depot in which the drivers works, is closed, the driver shall, at the driver's option, be entitled to bump a less senior depot driver in the bargaining unit or receive severance pay in accordance with the March 26, 1999 Severance Agreement.

FOURTEENTH: There shall be no strike by the Union or lockout by the Company during this Agreement or while negotiations are in process for the renewal of this Agreement.

FIFTEENTH: All employees covered by this Agreement and continuously employed by the Employer for three (3) months shall receive two (2) sick days with pay. All employees covered by this Agreement and continuously employed by the Employer for six (6) months shall receive two (2) additional sick days with pay. All employees covered by this agreement and continuously employed by the Employer for nine (9) months or more shall receive two (2) additional sick days with pay. If the allotted six (6) days are not taken or any portion thereof, it shall be paid for by the Employer at the employee's anniversary date at the rate of time and one half per hour. All employees covered by the Agreement and continuously employed by the Employer for one (1) year or more shall receive an additional four (4) days on their anniversary date. Total of ten (10) days. SEE ADDENDUM 11

SIXTEENTH: After twelve (1 2) months of employment, employees shall be entitled to three (3) days off when death occurs in their immediate family, namely father, mother, sister, brother, spouse, children, mother-in-law, and father-in-law. Employee shall submit proof of such death upon request.

SEVENTEENTH: The Union may elect or select shop stewards from amongst the employees, who shall maintain top seniority, and such shop steward shall have the authority to report grievances and violations of the contract to the Union. No shop steward shall have the right to call any strike, stoppage or cessation of work. The duty of the Union in the event that a shop steward so transcends their authority shall be limited to ordering the employees to return to work after notice from the Employer. The shop steward shall have the right to discuss grievances or perform such other duties as the Union may require during working hours.

EIGHTEENTH: All employees shall receive a wage increase of fifty-two (.52) cents of their hourly rate on October 2, 1999. The minimum starting salary for employees shall be $6.50 per hour. New employees shall receive a wage increase of fifty cents ($0.50) per hour after thirty (30) days. Each employee shall receive, during the first year of this Agreement, the wage set forth below and made a part hereof. The fact that the employee's name is not on such schedule shall not indicate that such employee is not within the bargained unit, and the Union reserves the right to negotiate a wage schedule for each employee in the establishment at any time. All salaried employees on the payroll as of October 2, 2000 shall receive wage increase of forty ($0.40) cents per hour.

All salaried employees on the payroll as of October 2, 2001 shall receive a wage increase of forty
($0.40) cents per hour.

Minimum salary for any Union employee on the payroll as of October 2, 1999 shall be $280.00 per week.

NINETEENTH: This Agreement shall become effective from the date of execution hereof and shall remain effective and binding upon the parties hereto, their heirs, successors, assignees, for a period of three (3) years, and shall automatically continue thereafter for annual periods. Should either party desire to terminate this Agreement, notice thereof shall be given by registered mail to the other party at least ninety (90) days prior to each expiration date. However, either party may notify the other in writing at least thirty (30) days prior to the renewal date to the desire to re-negotiate or alter any of the clauses of this agreement.

TWENTIETH: Temperatures- Temperature in the Meat Cutting Department to be regulated by government standards.

TWENTY-FIRST: Should the Employer decide to change the working hours, he shall give two (2) weeks notice to the employees affected.

Driver's starting time by seniority.

TWENTY-SECOND: It is agreed by the parties herein to the formation of a Grievance Committee. Such Grievance Committee should be notified before any discharge or suspension takes place.

TWENTY-THIRD: The Employer shall provide for all freezer employees boots, jackets, and pants; thereafter the Employer shall supply every twelve (12) months boots, and every eighteen (18) months jackets and pants for all the employees in the Freezer Department. The Employer shall also provide boots and rainwear for all employees in the Clean-Up Department every eighteen (1 8) months. The Employer shall provide rainwear and weight belts to all drivers. Overnight driver food allowance- $23.00 per day.

TWENTY-FOURTH: Any employee on disability or workers' compensation shall be guaranteed their job up to twelve (12) months, providing that the employee can satisfactorily perform their duties for the next job opening.

TWENTY-FIFTH: Any employee called into work on the sixth (6 th ) day of the work week shall be guaranteed four (4) hours work.

TWENTY-SIXTH:

1. Employees retained beyond the probationary period shall be considered permanent employees and receive seniority from the start, unless the Employer notifies the Union that they are temporary employees.

 2. In the reduction or restoration of the working force, the rule to be followed shall be the longevity of the employees with the Employer, qualified only by the ability and experience of the senior employee to perform the available work in a satisfactory manner. Seniority shall be applied on a classification basis. Temporary layoffs and recalls shall be within the occupation affected.

3.       Seniority shall cease under the following conditions:

A.       When an employee quits or resigns his position
B.       When an employee is discharged for just cause
C.       When an employee is laid off and fails to return to work within three
         (3) days after receiving notice of recall by mail, telephone or telegram addressed to the last known address of said employee.
D. When an employee is absent for three (3) days without excuse acceptable to the Employer.
E.       When an employee does not work for a period exceeding one (1) year.

TWENTY-SEVENTH: Overtime shall only commence after forty (40) hours, unless an employee has a legitimate documented excuse. Overtime will be distributed on an equal basis, rotated fairly, and without discrimination in all departments, except for the Leadsman.

TWENTY-EIGHTH: Merit raises will be given to all employees in consideration for outstanding performance and achievement by that individual. They must be recommended by the immediate supervisor, with the approval of the Shop Steward. There shall be a review every six (6) months for merit increases.

TWENTY-NINTH: All warning letters shall be null and void after twelve (12) months.

THIRTIETH: The Company shall pay the difference between jury duty pay and the employees regular wage for employees serving on jury duty. A note will be required from the courts stating how much time an employee upon his return to work served.

THIRTY-FIRST: Employees shall be given five (5) minutes clean-up time and the end of the work shift. Drivers shall be given thirty (30) minutes each day for write-up time.

THIRTY-SECOND: Within thirty (30) days of the signing of this agreement, the Company shall submit to the Union a review of Workers' Compensation and Disability.

THIRTY-THIRD: It is hereby agreed between the respective parties that commencing with the effective date of this Agreement, the Employer shall contribute to the Unity Welfare Fund each and every month the sum of $ * for each employee who is employed within the bargaining unit, commencing with the thirty-first day of employment of such employee and regardless of whether such employee is a member of the Union and regardless of the number of hours worked in the week, shall submit to the Union a list of the employees for whom such payments are made, together with the Social Security numbers of each employee. Vacations with pay and time off due to accident, illness or other disability shall all be deemed time employed within the meaning of this provision. In the event that an employee is out sick, the Employer agrees to continue to pay the Fund for a period of three (3) months starting with the first day of illness. The Employer, at its discretion, may request and the employee shall be required to submit verification of illness. The payroll records or other pertinent data upon which such payments are based shall be open for inspection by the Fund on demand. Such payments shall be paid directly to the Unity Welfare Fund and held subject to the provisions of a Trust Indenture effective 12/1/61, and any amendments, changes or additions thereto. The union, as the representative of the employees, and the Employers shall be equally represented in the administration of such Fund. In the event the Employer and employee groups deadlock on the administration of such fund, the two groups shall agree on an impartial umpire to decide such a dispute, or in the event of their failure to agree within a reasonable length of time an impartial umpire to decide such dispute shall, on petition of either group, be appointed to the United States District Court for the district where the Trust has its principal office. The Trustees shall make provisions for an annual audit of the Trust Fund, a statement of the results of which shall be available for inspection by interested persons at the principal office of the Trust Fund and at such other places as may be designated by the Trustees.

The Fund shall be used for the purpose of purchasing insurance, welfare and similar benefits for employees employed by the Employer and employees employed by all other employers similarly situated and their families, and the reasonable administrative expense of the Fund, and shall be disbursed by the Trustees pursuant to said Trust Indentures and the rules and regulations adopted thereunder. The Employer shall have no right, title or interest in and to the said Fund for the administration thereof. No individual employee or member of the Union shall have any right, title or interest in or claim against said fund, or any part thereof, or any insurance or other benefit provided thereunder except as prescribed by the rules, regulations and provisions established or adopted as aforesaid. The discretion of the Trustees as to the administration and use of the Trust Fund shall be final and conclusive.

In the event that the Employer fails to promptly remit the amounts herein above mentioned per employee per month for more than a period of one (1) month, the Employer should then be liable for all collection costs and legal fees incurred by the Union or by the Trustees of the Fund for the collection of such sums. SEE ADDENDUM I

THIRTY-FOURTH: Not withstanding anything to the contrary herein contained, in the event the Employer fails to remit the dues deducted from the employee's wages or the contributions to the Unity Welfare Fund, as herein provided, the Union may deem it a breach of contract and shall have the right to call a work stoppage without notice and the Employer shall further be liable to all employees for the monies lost in salary and benefits, as liquidated damages, as the result of said work stoppage. In all suits and / or proceedings for the recovery of Employer contributions for dues, initiation fees, welfare payments, pension payments or any other payments due, the Employer shall be liable not only for the contribution or other payments which may be due, but also for all expenses incurred in the collection thereof, including interest of six percent (6%) from the date of the initial indebtedness, plus reasonable attorney's fees, and all arbitration costs, including the full fees and charges of the Arbitrator.

THIRTY-FIFTH: At the expiration of each contract period during the term of this Agreement, the Union shall have the right to reopen the contract in order to re-negotiate wages and other benefits for all employees. Should the parties fail to agree upon such reopening, then any issue in dispute shall be submitted to arbitration in accordance with the procedure set forth in Paragraph SIXTH above. The right to reopen shall not be waived by failure to give notice under this clause and any agreement reached upon such reopening, no matter when had, shall be retroactive to the anniversary date of this Agreement.

COLORADO PRIME CORPORATION              LOCAL 210 WAREHOUSE &
                                        PRODUCTION EMPLOYEES UNION
                                        AFL-CIO CLC



--------------------------------        --------------------------------
Signed                     Date         Secretary- Treasurer        Date

                                   ADDENDUM I
                         UNITY WELFARE FUND CONTRIBUTION


A. EFFECTIVE 10/2/99-

a.       EMPLOYEES EMPLOYED AS OF OCTOBER 2,1992-

i. For Dependent coverage the Employer will contribute seventy-four dollars and seven cents ( $74.07 ) per week, and the employee will contribute eight dollars ($8.00 ) per week. For a month encompassing four (4) weeks, the total is three hundred twenty-eight dollars and twenty-eight cents ( $328.28 ). For a month encompassing five (5) weeks, the total is four hundred ten dollars and thirty-five cents ($410.35 ).
ii. For single coverage, the Employer will contribute twenty-five dollars and sixty-seven cents ( $25.67 ) per week and the employee will contribute six dollars ($6.00) per week. For a month encompassing four
         (4) weeks, the total is one hundred twenty-six dollars and sixty-eight cents ( $126.68 ). For a month encompassing five (5) weeks, the total is one hundred fifty-eight dollars and thirty-five cents ($158.35).

b.       EMPLOYEES HIRED AFTER OCTOBER 2. 1992 AND BEFORE OCTOBER 2,1995-

i. For Dependent coverage, the Employer will contribute sixty-nine dollars and seven cents ($69.07) per week and the employee will contribute thirteen dollars ($13.00) per week. For a month encompassing four (4) weeks, the total is three hundred twenty-eight dollars and twenty-eight cents ($328.28). For a month encompassing five (5) weeks, the total is four hundred ten dollars and thirty-five cents ($410.35).

ii. For single coverage, the Employer will contribute twenty dollars and sixty-seven cents ( ($20.67) per week and the employee will contribute eleven dollars ($11.00) per week. For a month encompassing four (4) weeks, the total is one hundred twenty-six dollars and sixty-eight cents ($126.68). For a month encompassing five (5) weeks, the total is one hundred fifty-eight dollars and thirty-five cents ($158.35).

c.       EMPLOYEES HIRED AFTER OCTOBER 2,1995-

i. For Dependent coverage, the Employer will contribute sixty-two dollars and (seven cents ($62.07) per week and the employee will contribute twenty dollars ($20.00) per week. For a month encompassing four (4) weeks, the total is three hundred twenty-eight dollars and twenty-eight cents ($328.28). For a month encompassing five (5) weeks, the total is four hundred ten dollars and thirty-five cents ($410.35).

ii. For single coverage, the Employer will contribute fifteen dollars and sixty-seven cents ( $ ($15.67 ) per week and the employee will contribute sixteen dollars ($16.00) per week. For a month encompassing four (4) weeks, the total is one hundred twenty-six dollars and sixty-eight cents ( $126.68 ). For a month encompassing five (5) weeks, the total is one hundred fifty-eight dollars and thirty cents
         ( $158.30 ).

For the second and third year of the contract, the parties shall negotiate to establish rates for contributions to the Unity Welfare Fund. If the parties cannot reach an agreement on the rates to be contributed to the Fund for the second and third years of the contract, the parties agree to submit the issue of the contribution rate to an arbitrator selected pursuant to Article Sixth of the contract. The arbitrator's decision on the contribution rate shall be final and binding.

B.       SECTION 125 OF EMPLOYEE CONTRIBUTIONS

Employee contributions towards the cost of insurance benefits shall be deducted from Pre-Tax earnings in accordance with Section 125 of the Internal Revenue Code.

C.       WAIVER OF COVERAGE

Employees may waive coverage. To be effective, waivers must be in writing and must be given voluntarily. No contributions shall be made on behalf of employees who waive coverage. After waiving coverage, employees may resume participation in the health insurance program only upon presentation of evidence of good health.

D.       CHANGE OF STATUS

An employee who desires to change his status from single to dependent coverage must request the same in writing. Any such request will become effective six (6) months after the Employer receives it. The Employer shall have the right to require proof of marital status before allowing a change to dependent coverage

E.       COVERAGE DURING ABSENCE FROM WORK

Employee eligibility shall continue and the Employer shall continue to make contributions on behalf of employees during periods of paid leave pursuant to this Agreement, provided that the employee continues to make all required contributions during such periods of paid leave. Employee eligibility shall continue and the Employer shall continue to make contributions on behalf of employees during periods of unpaid leave due to accident, illness or disability for a period of up to three (3) months starting with the first day of absence due to accident, illness or other disability, provided that the employee continues to make all required contributions during such periods of unpaid leave, and provided further that the Employer shall have the right to require any employee to submit verification of accident, illness or other disability as a condition for continued eligibility hereunder.

F.       VACATION OPTION

Employees with greater than one (1) but less than three (3) years of employment will have the option of having two (2) weeks vacation and eight (8) sick days, annually, or one (1) week's vacation and ten (10) sick days annually.

COLORADO PRIME CORPORATION                  WAREHOUSE & PRODUCTION
                                            EMPLOYEES UNION -
                                            LOCAL 210 AFL-CIO, CLC

-------------------------------             ---------------------------------
Signed                     Date             Secretary - Treasurer          Date

                                    AMENDMENT
                              UNION TRAILER DRIVERS

1.       All loads will be assigned by management

a)       Will assign work by seniority

b) Drivers will call in between 12:00 noon and 5:00 PM on Friday for assignments

c)       Loads will be paid by set amount per load, set by management

d)       Loads cut - Bottom man will be laid off that day

e) To refuse any load is to refuse work, which will result in immediate termination,

11.      Holidays

a) Drivers at times will have to work holidays. Drivers will be paid $225.00 for Holiday, plus the pay he is making for that load.

Ill.     Sick day for Over the Road Drivers

a)       If driver calls in sick he will be paid for one day's rate

b)       Rate will be mileage pay divided by number of normal days.

c)       Any other sick pay will be at manager's discretion.

IV.      Stops for additional Deposits or Pick Ups

a)       Paid at $27.00 per stop

b)       After 1 1/2 hours, driver will be paid delay time (see Section VI Delay
         Time)

V.       Back up drivers for Over the Road loads

a) Drivers will be assigned as back ups. Refusal to back up is a refusal to work and will result in immediate termination.

b)       Will be paid by the load, plus $100.00 bonus for taking out the load.


VI.      Delay Time

a)       $16.00 an hour

b) Delay time will be given for excess time on loads, at management's discretion.

c) Delay time will be given to make pick ups of equipment at managers discretion.

VII.     Starting Times

a)       Will be assigned by manager

b)       Failure to be on time will result in:

                            1.    Written notice

                            2.    Suspension, at managers discretion

                            3.    Termination

Handling Loads
If driver handles the load he must management sign off, will be paid $15.00 per stop, for handling.







COLORADO PRIME CORPORATION                  LOCAL 210 WAREHOUSE &
                                            PRODUCTION EMPLOYEES
                                            UNION AFL-CIO, CLC


-------------------------------             --------------------------------
Signed         Date                         Secretary- Treasurer         Date

                            OVER THE ROAD LOAD RATES

                                            10/98 - 9/99           10/99 - 9/00           10/00 - 9/01         10/01- 9/02
  MICHIGAN - Wisconsin                          791.70                 814.32                 830.32               846.32
  NORTH CAROLINA - OCALA                        899.64                 926.10                 942.10               958.10
  ERIE                                          372.40                 382.68                 390.68               398.68
  COLUMBUS                                      489.65                 503.64                 511.64               519.64
  MARYLAND                                      279.32                 290.32                 296.32               302.32
  BINGHAMTON                                    192.50                 198.00                 206.00               214.00
  ST. LOUIS                                     748.44                 771.12                 787.12               803.12





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